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SEC FILE NUMBER
000-52369

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2015
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
FitLife Brands, Inc.

Full Name of Registrant

Former Name if Applicable
4509 S. 143rd Street, Suite 1

Address of Principal Executive Office (Street and Number)
Omaha, Nebraska, 68137

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-K (the "Annual Report") for the year ended December 31, 2015 of FitLife Brands, Inc. (the "Company") cannot be filed within the prescribed time period because the Company's auditors require additional time to review the financial statements and notes included in Part II, Item 8 of the Annual Report. The Company's Annual Report on Form 10-K for the year ended December 31, 2015 will be filed on or before the 15th calendar day following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael Abrams	402	333-5260
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Effective October 1, 2015, the Company completed a merger with iSatori, Inc. ("iSatori"), pursuant to which iSatori merged with and into a subsidiary of the Company, with iSatori surviving as a wholly-owned subsidiary of the Company (the "Merger"). The Annual Report contains consolidated financial position and results of operations of both the Company and iSatori, and, as a result, will differ significantly from the results of operations reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2014.

The Company's expects to disclose the following operating results for the year ended December 31, 2015 in the Annual Report:

Net Sales. Revenue for the year ended December 31, 2015 decreased 10.1% to $17,931,464 as compared to $19,960,376 for the year ended December 31, 2014. Core revenue from the Company's wholly-owned subsidiary NDS Nutrition, Inc. decreased by $3,467,675, from $19,960,376 for the year ended December 31, 2014 to $16,492,701 for the year ended December 31, 2015, or 17.4%, which was principally the result of the transition to the indirect distribution model whereby the Company now sells to General Nutrition Center, Inc.'s, or GNC, distribution system at wholesale pricing which is approximately 15% lower than the prior direct model pricing. This revenue decrease was partially offset by revenue from the fourth quarter of 2015 attributable to iSatori Products, which added $1,438,764 to total revenue during the year ended December 31, 2015.

Cost of Goods Sold. Cost of goods sold for the year ended December 31, 2015 decreased 9.4% to $11,653,057 as compared to $12,867,466 for the year ended December 31, 2014. This decrease is primarily attributable to lower dollar sales volume during the 2015 period, as discussed above.

General and Administrative Expense. General and administrative expense for the year ended December 31, 2015 increased by $1,408,960 to $4,045,286 as compared to $2,636,326 for the year ended December 31, 2014. This increase is principally attributable to certain non-recurring costs incurred in connection with the Merger during the year ended December 31, 2015, and to the incurrence of additional headcount and related expenses during the quarter ended December 31, 2015 that were assumed as a result of the acquisition of iSatori.

Selling and Marketing Expense. Selling and marketing expense for the year ended December 31, 2015 increased to $2,926,063 as compared to $2,378,413 for the year ended December 31, 2014. This increase is principally attributable to the addition new employees hired to support ongoing NDS product sales growth, as well as the addition of iSatori sales and marketing staff, product rebates taken in connection with the 2015 GNC franchise convention, and expenses related to the launch of Metis Nutrition for GNC corporate stores during the year ended December 31, 2015.

Net Income/ (Loss). Net loss was $(1,219,958) for the year ended December 31, 2015, as compared to net income of $1,673,601 for the year ended December 31, 2014. This decrease is principally attributable to approximately $750,000 in costs related to the Merger, a loss of approximately $700,000 for the fourth quarter attributable to iSatori, lower dollar sales volume as compared to the prior year, approximately $135,000 initial investment in the launch of Metis, $75,000 related to the addition of several new in-market sales persons to drive growth, and approximately $220,000 incremental legal and other costs that management believes are non-recurring in nature.

Forward-Looking Statements
Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company's anticipated financial results and condition and the estimated timing for the filing of the Company's Annual Report. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company's, or its independent registered public accounting firm's, inability to complete the work required to file Annual Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; risks related to the Company's ability to finalize the financial statements to be included in the Annual Report, including those related to the need to; as well as other risks detailed in the Company's other filings with the Securities and Exchange Commission, including under the heading "Risk Factors". The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

FitLife Brands, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2016
By:	/s/ Michael Abrams

Name: Michael Abrams
Title: Chief Financial Officer